                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                        Date of Report: February 14, 2000


                                BAAN COMPANY N.V.


                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                                       and
                          2191 Fox Mill Road, Suite 500
                                Herndon, VA 20171
                   (Addresses of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  [X]    Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

               Yes  [ ]           No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

               82-  N.A.

                                BAAN COMPANY N.V.
                                    FORM 6-K

        Baan Company N.V., a corporation incorporated under the laws of the Netherlands ("Baan Company"), issued a press release dated February 3, 2000 announcing the Company's fourth quarter results for the three months and year ended December 31, 1999 and a press release dated February 8, 2000 announcing its intention to sell the CODA business to Science Systems (collectively, the "Press Releases").

        The Press Releases are attached as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K and are incorporated by reference herein. The foregoing summaries of the Press Releases are qualified in their entirety by reference to the Press Releases.

        Any statements contained in the Press Releases that are not historical facts are forward-looking statements. In particular, statements using the words "will," "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Baan Company may be reviewed in Baan Company's public filings on Form 6-K and Form 20-F. Those documents are publicly on file with the U.S. Securities and Exchange Commission.


EXHIBIT NO.                        DESCRIPTION
-----------     ----------------------------------------------------------
   99.1         Press Release of Baan Company N.V. dated February 3, 2000.
   99.2         Press Release of Baan Company N.V. dated February 8, 2000.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BAAN COMPANY N.V.



                                         By: /s/ ROBERT GOUDIE
                                             -----------------------------------
                                             Robert Goudie
                                             Senior Vice President, General
                                             Counsel and
                                             Secretary to the Board of Directors

Date: February 14, 2000

                                  EXHIBIT INDEX

Exhibit No.                        Description
-----------    -------------------------------------------------------
   99.1        Press Release of Baan Company N.V. dated February 3, 2000.
   99.2        Press Release of Baan Company N.V. dated February 8, 2000.